LOOMIS SAYLES FUNDS II

November 22, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Loomis Sayles Funds II

Post-Effective Amendment No. 59

(File Nos.: 033-39133 and 811-06241)

Dear Sir or Madam:

On behalf of Loomis Sayles Funds II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 59 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is anticipated that the Amendment will become effective on February 1, 2012.

The Registrant is filing the Amendment to update the principal investment strategies for Loomis Sayles Investment Grade Bond Fund, Loomis Sayles Limited Term Government and Agency Fund and Loomis Sayles Global Equity and Income Fund. Marked versions of the prospectus were not included due to technical difficulties. The Amendment does not relate to any other series of the Registrant. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to disclosure and to incorporate any changes you may deem necessary.

Please direct any questions or comments on the enclosed materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete Assistant Secretary